Exhibit 16.1

April 6, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by NeuroMetrix, Inc. (copy attached) which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of NeuroMetrix, Inc., dated April 4, 2017. We agree with the statements concerning our Firm in such Form 8-K.

Very truly yours,
PricewaterhouseCoopers LLP

ATTACHMENT to Exhibit 16.1

Item 4.01 Changes in Registrant's Certifying Accountant

On April 4, 2017, the Company, with the approval of the Audit Committee of the Board of Directors (the "Audit Committee") dismissed PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm and appointed Moody, Famiglietti & Andronico, LLP ("MFA") as the Company's new independent registered public accounting firm.

The reports of PwC on the Company's financial statements for the fiscal years ended December 31, 2016 and 2015 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles, except that the reports for both years contained a paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern.

During the fiscal years ended December 31, 2016 and 2015, and the subsequent period through April 4, 2017, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in their reports. During the fiscal years ended December 31, 2016 and 2015 and the subsequent period through April 4, 2017, there have been no reportable events (as defined in Regulation S-K 304(a)(1)(v)).

During the fiscal years ended December 31, 2016 and 2015, and the subsequent interim period through April 4, 2017, the date of PwC's dismissal, neither the Company, nor anyone on its behalf, consulted MFA regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant's financial statements, and no written report or oral advice was provided to the Company that was an important factor considered by the Company in reaching its decision as to an accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in paragraph 304(a)(1)(v) of Regulation S-K).

In accordance with Item 304(a)(3) of Regulation S-K, the Company provided PwC with a copy of the statements set forth above prior to the time this Current Report on Form 8-K was filed with the Securities and Exchange Commission ("SEC"). The Company requested that PwC furnish the Company with a letter addressed to the SEC stating whether PwC agrees with the above statements. PwC has furnished the requested letter, and it is attached as an exhibit to this report.